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                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:    August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
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                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     5     )<F*>
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                         Southwall Technologies Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                  844909 10 1
                      ------------------------------------
                                (CUSIP Number)

           Robert L. Kelley, (314) 694-2859
           Monsanto Company, 800 N. Lindbergh Boulevard, St. Louis, MO 63167
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

      Sale of shares during period August 18, 1995 through September 29, 1995
      -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 4

-------------------------                           -------------------------
 CUSIP NO.  844 909 10 1         SCHEDULE 13D        Page   2  of  4  Pages
          ---------------                                 ----    ---
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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company, EIN 43-0420020
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /
    Not Applicable
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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS<F*>

    Not Applicable
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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)


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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7  SOLE VOTING POWER
                   574,545 assumes conversion of convertible note at
  NUMBER OF        $9.95/share. See Note 5 (as of September 29, 1995)
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          -0-
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          574,545 assumes conversion of convertible note at
                   $9.95/share. See Note 5 (as of September 29, 1995)
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    574,545 (assumes conversion of convertible note at $9.95/share)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.3% (assumes conversion of convertible note at $9.95/share)
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14  TYPE OF REPORTING PERSON<F*>

    CO
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[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 4

The following items are being amended as a result of Monsanto's sale of 154,600 shares of common stock of the Issuer during the period August 18, 1995 through and including September 29, 1995.

Item 1.   Security and Issuer
-----------------------------
     This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303, Telephone (415) 962-9111.

Item 2.   Identity and Background
---------------------------------
     This Schedule is being filed by reason of the sale by Monsanto of sufficient shares of Common Stock of Southwall so as to constitute, in the aggregate, a decrease in excess of 1% of the number of shares deemed to be held by Monsanto of a class of securities of Southwall.

Item 3.   Source and Amount of Funds or Other Consideration
-----------------------------------------------------------
     N/A

Item 4.   Purpose of the Transactions
-------------------------------------
     N/A

Item 5.   Interest in Securities of the Issuer
----------------------------------------------
     Monsanto sold 154,600 shares of common stock of the Issuer in open market transactions during the period from August 18, 1995 through and including September 29, 1995 at prices varying between $4.1666 and $4.00 per share. As of the date of Southwall's latest Form 10-Q (August 11, 1995), Southwall had outstanding an aggregate of 5,898,021 shares of Common Stock. Assuming Monsanto's conversion at $9.95 per share of the principal of a convertible Note of Issuer held by Monsanto, the fully diluted share base would be increased by an additional 266,331 shares. If Monsanto converted the Note at the exercise price of $9.95 per share, Monsanto would beneficially own, following the sales reported hereby, a total of 574,545 shares of Common Stock, as follows:

              462,814 shares previously reported as owned
             -154,600 shares sold
              -------
              308,214 shares held as of September 30, 1995
              266,331 shares upon conversion of the Note
              -------
    Total     574,545

     Fully diluted, Monsanto's holding would amount to a beneficial ownership interest of 9.3%. Based on the present actual Monsanto ownership of 308,214 shares of Common Stock and assuming no
                                                         --
conversion of the Note, Monsanto's direct actual ownership of Southwall's Common Stock would be 5.23%.

     The balance of responses to this item are incorporated by reference from the original Form 13D and Amendments 1 through 4 thereof.

Item 6.   Material to be Filed as Exhibits
------------------------------------------
     Incorporated by reference from Amendment No. 4 to this Form 13D filed by Monsanto on June 15, 1995.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  MONSANTO COMPANY



                                  By /s/K.R. Barnickol

                                  Assistant Secretary

October 5, 1995.